Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

March 9, 2012

Item 3	News Release

The news release dated March 12, 2012 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

The Company announced that its Board of Directors adopted a Shareholder Rights Plan on March 9, 2012.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Company’s Board of Directors (the "Board") has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is similar to existing shareholder rights plans adopted by other Canadian public companies. The Rights Plan has not been adopted in response to, or in anticipation of, any known take-over bid. The Rights Plan's objective is to ensure that all shareholders of the Company are treated equally and fairly in connection with any proposed takeover bid for the Company or other transaction that would involve a change in control.

The Rights Plan is effective immediately, subject to confirmation by the Company’s shareholders at the Company’s next annual meeting to be held on May 9, 2012. If the Rights Plan is not confirmed by the Company’s shareholders, it will be terminated and of no further force and effect (unless it has been triggered prior to termination).

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time, where appropriate, to evaluate the proposed transaction and to conduct an orderly process to maximize shareholder value. Such process may include the solicitation of superior proposals, consideration of alternative structures, identification of other potential bidders or the conducting of an orderly auction.

The Toronto Stock Exchange and NASDAQ Stock Market have accepted notice of the Rights Plan, subject to, among other conditions, confirmation of the Rights Plan by the Company’s shareholders.

The Board has implemented the Rights Plan by authorizing the issuance, of one right (a Right) in respect of each outstanding common share of the Company (the "Common Shares) at the close of business on March 9, 2012 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each Common Share and other share of capital stock or voting interests of the Company entitled to vote generally in the election of directors (together with the Common Shares, the “Voting Shares”) issued from treasury after the Record Time and prior to the Separation Time (as defined in the Rights Plan). Initially, the Rights will be attached to the Company’s Voting Shares and will not be exercisable. Until such time as the Rights separate from the Voting Shares, when they become exercisable, Rights certificates will not be distributed to shareholders.

If a person, or a group acting jointly or in concert, acquires (other than pursuant to an exemption available under the Rights Plan) beneficial ownership of 20 percent or more of the Voting Shares, Rights (other than those held by such acquiring person or group which will become void) will separate from the Common Shares and each Right will permit the holder thereof to receive, upon exercise, the number of Common Shares having an aggregate market price (as determined in accordance with the Rights Plan), as of the date of consummation or occurrence of such acquisition of Common Shares, equal to four times the exercise price (as of the Separation Time) of the Right for an amount in cash equal to the exercise price. The exercise price of the Rights pursuant to the Rights Plan is four times the market price per Common Share.

At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain limited events before they occur. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares. A copy of the Rights Plan will be available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, or upon request from the Company.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Kristen Riddell, Vice President, General Counsel and Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 12th day of March, 2012